Exhibit 99.13

Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered
into by and between Shenzhen BAK Battery Co., Ltd (the “Guarantor”)and
Tianjin Branch, China Bohai Bank (the “Creditor”) on January 19, 2010

Main contents:

  Guaranty Contract number: Bojinfen Zuigaobao(2010)4;
  Shenzhen BAK Battery Co., Ltd undertakes to assume joint and several liabilities for BAK International (Tianjin) Limited (the “Obligor”)’s indebtedness towards China Bohai Bank under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: Bojin Fenzong (2010)2) from January 19, 2010 to January 18, 2011, and the maximum amount secured is RMB 100 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Terms and explanation
  Payment on demand
  Declaration and guaranty of Guarantor
  Remedies for breach of contract
  Modification, amendment and termination of the Contract
  Disputation settlement
  Fee
  Other agreements
  Validity